UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 16, 2016, DryShips Inc. (the "Company") entered into a Securities Purchase Agreement with an institutional investor for the sale of 20,000 newly designated Series E-1 Convertible Preferred Shares, preferred warrants to purchase 30,000 Series E-1 Convertible Preferred Shares, preferred warrants to purchase 50,000 newly designated Series E-2 Convertible Preferred Shares, prepaid warrants to initially purchase an aggregate 372,874 common shares (with the number of common shares issuable subject to adjustment as described therein), and 100 common shares (collectively, the "Securities").
The Securities will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-202821) that was filed with the Securities and Exchange Commission ("SEC") and became effective on May 7, 2015 and the prospectus supplement relating to the Securities filed with the SEC on November 17, 2016.
Attached to this report on Form 6-K as Exhibit 3.1 is the Statement of Designations, Preferences and Rights of the Series E-1 Convertible Preferred Stock of DryShips Inc.
Attached to this report on Form 6-K as Exhibit 3.2 is the Statement of Designations, Preferences and Rights of the Series E-2 Convertible Preferred Stock of DryShips Inc.
Attached to this report on Form 6-K as Exhibit 3.3 is a Form of Preferred Warrant to purchase Series E-1 and E-2 Convertible Preferred Shares.
Attached to this report on Form 6-K as Exhibit 3.4 is a Form of Prepaid Warrant to purchase common shares.
Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the Securities.
Attached to this report on Form 6-K as Exhibit 10.1 is the Form of Securities Purchase Agreement.
Attached to this report on Form 6-K as Exhibit 99.1 is a press release of DryShips Inc. dated November 17, 2016: DryShips Inc. Announces Registered Direct Offering.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the SEC and became effective on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 17, 2016	By: /s/ George Economou
George Economou Chief Executive Officer